Mail Stop 4561
								March 21, 2006

By U.S. Mail and facsimile to (423) 636-1563


J. Robert Grubbs
President and Chief Executive Officer
BG Financial Group, Inc.
3095 East Andrew Johnson Highway
Greeneville, TN  37745

Re:	BG Financial Group, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
	March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 000-50771

Dear Mr. Grubbs:

      	We have reviewed your response letter dated February 16, 2006, and have the following comment. Please respond to this comment within 10 business days or tell us when you will provide us with a response.


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Form 10-K filed April 15, 2005
Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page F-5

1. We note your response to comment 1 from our letter dated
January
25, 2006. However, it is unclear how you determine the various components of your allowance for loan losses. For example, we are unable to determine from your proposed disclosures how you determine the general allowance for classified loans, special mention loans and
"remaining" loans. Please revise your proposed financial statement disclosures to separately describe each of the following:

* the different components of your allowance for loans losses and how each of those components are calculated;
* qualitative and quantitative factors considered by management in determining each component of the allowance for loan losses; and
* how management determines loss factors used in developing the allowance for loan losses.


*    *    *    *    *    *    *


      Please furnish a response letter that keys your response to our comment. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief

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Mr. J. Robert Grubbs
BG Financial Group, Inc.
March 20, 2006
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